Exhibit 21.1

SUBSIDIARIES

Oblio Telecom, Inc.

Titan Communications, Inc.

Titan Electronics, Inc. (formerly Titan PCB West, Inc.)

Titan East Inc, f/k/a Titan PCB East, Inc.

Titan Nexus, Inc.

Titan Wireless Communications, Inc. (Titan Wireless RM, Inc.)

StartTalk, Inc.

Planet Direct Inc. (formerly Pinless, Inc.)

Appalachian Oil Company, Inc.

Appco-KY, Inc.

USA Detergents, Inc.

Titan Apparel, Inc.

America’s Value Brands Inc.